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SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43634

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Ark Securities Co., Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECEIVED MAR 0 3 2004

125 Broad Street, 13th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Rose — 212-487-5007
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Paul Rose swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ark Securities Co.,Inc, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer

Title

MARGARET S. DICKS Public
Notary Public, State of New York
No. 31-4901268
Qualified in New York County
Commission Expires July 20, 20 05

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ark Securities Co., Inc.

Statement of Financial Condition

December 31, 2003

Ark Securities Co., Inc.

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Board of Directors
Ark Securities Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Ark Securities Co., Inc. ("Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ark Securities Co., Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 13, 2004

Ark Securities Co., Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 7,485
Investments (not readily marketable)	26,480
	$ 33,965
Commitment (Note 4)	
Stockholder's Equity (Note 4)	
Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	$ 1
Additional paid-in capital	228,215
Accumulated deficit	(194,251)
	$ 33,965

See accompanying notes to statement of financial condition.

1. Organization and Business

Ark Securities Co., Inc. ("Company") is incorporated under the laws of the State of New York and is a wholly-owned subsidiary of Ark Asset Holdings, Inc. ("Holdings"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company's business purpose is the solicitation of orders for, and the distribution of participations in, certain commingled funds sponsored by Ark Asset Management Co., Inc. ("Ark"), an affiliate of the Company.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1)(ii) of the Rule.

2. Significant Accounting Policies

(a) Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Investments

Investments not readily marketable represent warrants and common stock issued by the NASD and are stated at management's estimated fair value.

(c) *Off-Balance Sheet Risk*

In the normal course of business, the Company enters into agreements that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Related Party Transactions

The Company and Ark have an arrangement by which Ark will pay the Company annual service fee income up to $50,000. During 2003, the Company did not receive any amounts under this arrangement. In the normal course of business, Ark pays certain operating expenses on behalf of the Company and charges the Company for allocable shared expenses. For the year ended December 31, 2003, Ark incurred $21,389 of such expenses. Holdings has made a capital contribution to the Company of the same amount.

A commitment to provide financial support to the Company for the next three years, if needed, has been given by Holdings. Such financial support is intended to be sufficient for the Company to maintain capital in excess of the minimum requirement set out in the Uniform Net Capital Rule ("Rule 15c3-1").

4. Regulatory Net Capital Requirements

The Company, as a registered broker/dealer, is subject to Rule 15c3-1 of the Securities and Exchange Commission. The Company is required to maintain minimum regulatory net capital equal to $5,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater. At December 31, 2003, the Company had no indebtedness and the regulatory net capital and excess regulatory net capital were $7,485 and $2,485, respectively.

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker Dealer Claiming an Exemption for SEC Rule 15c3-3

Board of Directors
Ark Securities Co., Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Ark Securities Co., Inc. ("Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility

are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, NASD Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 13, 2004